UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402 - São Paulo - SP
ISIN: BRCPFEDBS028

Rating (Standard & Poor’s): “brA+”

ANNOUNCEMENT OF COMMENCEMENT OF PUBLIC DISTRIBUTION
OF 3RD ISSUE OF SIMPLE DEBENTURES OF UNSECURED TYPE

BANCO CITIBANK S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of São Paulo, located at Avenida Paulista, 1111, 2º andar, part, registered under Corporate Taxpayer’s ID (CNPJ/MF) 33.479.023/0001 -80 (“Lead Manager”) announces, together with BB BANCO DE INVESTIMENTO S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of Rio de Janeiro, located at Rua Senador Dantas, 105, 36º andar, registered under Corporate Taxpayer’s ID (CNPJ/MF) 24.933.830/0001 -30 (“Coordinator”), the beginning of public distribution of forty-five thousand (45,000) simple debentures not convertible into shares relating to CPFL ENERGIA S.A.’s 3rd issue (“Offering”, “Issue” and “Issuer” and/or “Company”, respectively), all of them registered, book-entry and unsecured debentures, in a sole series, in the unit face value of ten thousand reais (R$10,000.00) (“Debentures”), amounting to

R$450,000,000.00

1. OFFERING INFORMATION
1.1. Corporate Resolutions: Issuer’s Board of Directors meeting held on August 29, 2007 approved the 3rd issue of debentures, duly filed at the Board of Trade of the State of São Paulo (JUCESP) under No. 339.250/07 -0 on September 11, 2007 and published in the Official Gazette of the State of São Paulo and Valor Econômico newspapers on September 13, 2007.

2. CHARACTERISTICS OF THE DEBENTURES
2.1. Face Value: The Debentures shall have the unit face value of ten thousand reais (R$10,000.00) on the Issue Date (“Unit Face Value”).
2.2. Number of Series: The Issue shall be carried out in a sole series.
2.3. Number of Debentures: Forty-five thousand (45,000) debentures shall be issued, amounting to four hundred fifty thousand million reais (R$450,000,000.00) on the Issue Date.
2.4. Category and Convertibility All debentures shall be registered book entry debentures not convertible into shares issued by the Issuer.
2.5. Type: The debentures shall be of the unsecured type.
2.6. Issue Date: For all legal purposes, the issue date of the Debentures is September 3, 2007 (“Issue Date”).
2.6. Term and Due Date: The Debentures shall be effective for seven (7) years as of the Issue Date, thus falling due on September 3, 2014 (“Due Date”).
2.7. Placement and Trading: The Debentures shall be registered for (i) placement in the primary market, in the Securities Distributions System (SDT), operated by the Custom and Settlement Chamber (CETIP); the payment of the Debentures shall be settled by the CETIP and/or the BOVESPA FIX, managed by BOVESPA and, in such event, the payment of the Debentures shall by settled by the Brazilian Clearance and Depositary Corporation (CBLC); and (ii) for trading in the secondary market, in the SND operated by the CETIP, with settled businesses and Debentures in custody in the CETIP and/or the BOVESPA FIX, managed by BOVESPA, with settled businesses and Debentures in custody in the CBLC.
2.8. Subscription and Payment Terms and Conditions: The Debentures shall be paid in cash, in Brazilian currency, upon subscription.
2.9. Subscription Price: The Debentures shall be subscribed and paid up at its Unit Face Value, plus Remuneration (as defined below), calculated on a pro rata basis, considering business days, as of the Issue Date to the date of actual payment thereof (“Payment Amount”).
2.10. Debenture Distribution Plan: 2.10.1. With due regard for the prospectus for public distribution of Debentures (“Prospectus”) the placement of Debentures shall be carried out pursuant to the SDT system procedures, operated by the CETIP, and the BOVESPA FIX system. The Debentures shall be offered to public under the distribution plan (“Distribution Plan”) described below. 2.10.2. The placement shall be public with bookbuilding only for distribution of Debentures to interested investors. 2.10.3. The public placement of Debentures shall be carried out upon granting of Issue Registration by the CVM, the availability of the Prospectus to investors and the publication hereof. 2.10.4. No liquidity guarantee fund shall be created and collateral liquidity agreement shall not be executed for the Debentures. 2.10.5. No stabilization agreement shall be entered into for the Debentures price. 2.10.6. Any kind of discount shall not be granted by the Coordinators to the investors interested in acquiring Debentures. 2.10.7. With due regard for the provisions set forth in applicable provisions, the Coordinators shall carry out the public distribution of Debentures, so as to secure: (i) that all investors have a fair and equal treatment, and (ii) that the investment is in accordance with its clients’ risk profile, and (iii) that the sale agents previously received the Prospectus for mandatory reading and that their doubts be clarified by a person appointed by the Lead Manager to that effect. 2.10.8. The target public of the Issue shall be institutional or qualified investors, as defined in article 109 of CVM Rule 409 of August 18, 2004, as amended, and, therefore, other non-qualified investors, investments funds, legal entities or individuals, whether Coordinators’ clients or not, may be included. 2.10.9. The Coordinators may resale, up to the publication of the Closing Announcement, the Debentures acquired in view of the exercise of the firm commitment of placement, at its Unit Face Value plus Remuneration, calculated on a pro rata basis as of the Issue Date to the resale date. The resale of Debentures by the Coordinators, as of the publication of Closing Announcement to the Due Date of Debentures, may be carried at the price to be calculated under the market conditions then ascertained. The resale of debentures shall be made pursuant to applicable regulation and the Coordinators’ resolution on the exercise of such right shall be taken according to the market conditions and Debentures demand at that time. 2.11. Debentures Certificates: No Certificates shall be issued for Debentures. For all purposes and effects, the Debentures holding shall be evidenced by statement issued by the Agent Bank. In addition, an “Assets Report” shall be issued by the SND, together with statement in the name of the Debenture holder issued by financial institution incumbent upon the custody of the Debentures, if deposited in the SND. For the Debentures deposited in the CBLC, a custody statement shall be issued in the name of the Debenture holder. 2.12. Remuneration of Debentures: As of the Issue Date, the Debentures shall entitle to a remuneration (“Remuneration”) that shall encompass the compensatory interest over the Unit Face Value that shall be paid at the end of each Capitalization Period, with due regard for the accrued average daily DI (Interbank Deposit) rates related to one day, “over extra group”, calculated and disclosed by the CETIP, on a 252 day calculation basis, expressed in the annual percentage basis (“DI Rate”), plus 0.45% p.a. (zero point four five percent), 252 business day calculation basis. The Remuneration shall be calculated on an exponential and cumulative basis, pro rata and considering business days, over the Unit Face Value as of the Issue Date or Due Date of the last Capitalization Period, as applicable, until the actual payment thereof.

The Remuneration shall be calculated according to the following formula:

J = VNe x (FatorJuros – 1), where:

J = Unit amount of floating interest plus Spread accrued in the period, with 6 (six) decimal places, not rounded, payable at the end of each Capitalization Period.
VNe = Unit Face Value or balance of Unit Face Value of the Debenture, informed/calculated with six (6) decimal places, not rounded.
FatorJuros = Interest factor composed of flotation guideline plus Spread, calculated with nine (9) decimal places, rounded, ascertained as follows:

FatorJuros = FatorDI x FatorSpread, where:

FatorDI = Product of DI Rates as of the beginning of the Capitalization Period (inclusive) to the date of Remuneration calculation (exclusive), calculated with 8(eight) decimal places, rounded;

nDI = Total number of DI Rates, where “nDI“ is a round number;
TDIk = DI Rates expressed on a daily basis, calculated with eight (8) decimal places, rounded;

k = 1, 2, ..., n
DIk = DI Rate disclosed by the CETIP; dk = number of business day(s) corresponding to the effectiveness term of ID Rate, where “dk “ is a round number; FatorSpread = Fixed interest surtax calculated with nine (09) decimal places, rounded;

Spread = Spread informed with four (4) decimal places;
DP = Number of business days as of the Date of Payment of the Previous Remuneration to date, where “DP” is a round number;

Obs.:

(1) DI Rate shall be used by considering the same number of decimal places disclosed by the entity incumbent upon the calculation thereof.
(2) The result of the formula [(1 + TDIk)] is a number of sixteen (16) decimal places not rounded;
(3) The product of all daily factors [(1 + TDIk)] shall be determined, where each result of accrued daily factor shall be rounded with sixteen (16) decimal places, thus applying the subsequent daily factor and so on until the last factor considered.
Should the DI Rate be not available at the time of ascertainment of the Remuneration, the last DI Rate then available shall be applied and no financial compensation shall be payable by the Issuer or the Debentures’ Holders at the time of disclosure of applicable DI Rate. In the event of non-

ascertainment and/or non-disclosure of DI Rate for a term higher than five (5) business days, the extinguishment of DI Rate or if the application thereto by legal or court order is not possible, the average daily financing rate shall be applied instead of DI Rate, based on federal securities, ascertained under the Special System for Custody and Settlement (“Selic Rate”). Should the Selic Rate may not be applied, as mentioned above, the Trustee shall call a Debenture Holder’s General Meeting, pursuant to Clause 7 below, which shall be held within twenty (20) consecutive days as of the triggering event of the call mentioned in said Debenture Holders’ General Meeting, to mutually resolve, with the Issuer, the new reference interest rate of the Remuneration and the Debentures shall be remunerated in the same levels previously applied. If no agreement is reached by the Issuer and the Debentures’ holders representing at least seventy-five percent (75%) of the outstanding Debentures, the Issuer may choose, at its own discretion, one of the options established below and, therefore, the Issuer undertakes to communicate, in writing, within fifteen (15) as of the respective Debenture Holders’ General Meeting, the chosen option to the Trustee: (i) the Issuer shall acquire all outstanding Debentures, within a thirty (30) consecutive business days as of the respective Debenture Holders’ General Meeting, at its Unit Face Value plus the Remuneration due until the date of actual acquisition thereof, calculated on a pro rata basis, as of the Issue Date or the last Remuneration Payment, whichever occurs first. The Debentures acquired under this item (i) shall be cancelled by the Issuer. In such event, the calculation of the Remuneration of debentures to be acquired (for each day of the period in which the rates were not established) the last DI Rate officially disclosed shall be applied; or (ii) the Issuer shall amortize all outstanding Debentures, within the schedule established by the Issuer, which shall not exceed the due date of the Debentures. In such event, within the term for Debentures amortization by the Issuer (a) all Debenture Holders shall receive the payment in the same proportion and (b) and the payment frequency shall be maintained, with due regard for, until the full amortization of the Debentures, the remuneration rate established by the Debenture Holders and presented at said General Meeting to the Issuer. If the respective remuneration rate is presented within a term, rather than two hundred fifty-two (252) business days, such rate shall be adjusted so as to reflect the two hundred fifty-two (252) business day base. 2.13. Capitalization Period: The Remuneration capitalization period (“Capitalization Period”) shall be, for the first Capitalization Period, the term as of the Issue Date (inclusive) until the date of Date of actual Payment of Remuneration (exclusive) and, for the other Capitalization Periods, the term as of the Remuneration Payment Date (inclusive) until the subsequent Remuneration Payment Date (exclusive). Each Capitalization Period shall be subsequent to the previous one without interruption, until the Due Date. 2.14. Amortization: The Unit Face Value shall be paid in three equal installments, the first of which shall be due on September 3, 2012; the second installment on September 3, 2013 and the last installment, on the Due Date.

2.15. Payment of Remuneration: The Debenture Remuneration shall be paid on a half-yearly basis, the first of which shall be paid on March 3, 2008 and the last remuneration, on the Due Date.
2.16. Optional Acquisition: The Issuer may, at any time, acquire outstanding Debentures, at a price not exceeding its Unit Face Value plus the Remuneration calculated on a pro rata basis, pursuant to paragraph 2 of article 55 of the Brazilian Corporate Law. The Debentures subject matter hereof may be cancelled; remain in the Issuer’s treasury, or be offered again in the market.
2.17. Early Redemption: The Debentures shall not be early redeemed.
2.18. Renegotiation: The Debentures shall not be renegotiated.
2.19. Default Charges: In the event of untimely payment of any amount payable to the Debenture Holders by the Issuer, the debts in arrears and unpaid shall be subject to, as of the default date until the actual payment thereof, regardless of any notice, notification or judicial or extrajudicial notification (i) two percent (2%) legal and non-compensatory fine not subject to reduction and (ii) interest in arrears of one percent (1%) per month.
2.20. Delay in Receiving Payments: Without prejudice to item 2.18. above, if the Debentures holder fails to appear to receive the amount corresponding to any monetary liabilities due by Issuer on the dates provided for in the Private Instrument of 3rd Public Issue of Simple Unsecured Debentures of CPFL Energia S.A. (“Issue Instrument”) or notice published by the Issuer, he/she shall not entitle to receive any interest in arrears, however, the rights vested up to the respective due date shall be secured.
2.21. Early Maturity: 2.21.1. With due regard for items 2.21.1.3. and 2.21.1.4. below, the Trustee may early mature all Debentures and require the prompt payment of the Unit Face Value of the outstanding Debentures plus Remuneration by the Issuer, calculated on a pro rata basis, as of the Issue Date thereof or the last Remuneration Payment Date until the actual payment thereof, in the following events: (i) early maturity or default by the Issuer or any of the subsidiaries thereof, of any financial liabilities held thereby, in the local or international market, involving a sole or total amount exceeding fifty million reais (R$50,000,000.00), except if the Issuer or any of its subsidiaries, as applicable, challenges and prevents said early maturity or default by applicable legal or arbitration measure, without posting bond in cash or other assets in the amount corresponding to the total amount allocated above; (ii) alteration of direct or indirect control of the Issuer and/or its subsidiaries, existing on the execution date hereof, without prior approval of the Debenture holders at the meeting called to that effect, unless the alteration of the Issuer’s direct or indirect control, whereupon at least two of the following shareholders, Votorantim Energia S.A., Camargo Corrêa Energia S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (“Shareholders”) hold, solely or jointly, pursuant to Issuers’ Shareholders Agreement in force on the date hereof, the majority of Related Shares pertaining to the Control Block (as provided for herein);

(iii) winding-up, liquidation, spin-off, merger, amalgamation or any kind of corporate restructuring of the Issuer, except if, upon completion thereof, at least two of the Shareholders held, solely or jointly, pursuant to the Issuer’s Shareholders Agreement in force on the date hereof, the majority of Related Shares pertaining to the Control Block; (iv) reduction in the Issuer’s capital stock, upon registration of the Issue in the CVM, without the prior consent of the Debenture holders, pursuant to article 174 of the Brazilian Corporate Law; (v) submission of judicial or extrajudicial debt rehabilitation plan by the Issuer or any of the subsidiaries thereof to any creditor or any class of creditors of judicial or extrajudicial rehabilitation, regardless of any decision granting the debt rehabilitation proceeding plan by court; filing of debt rehabilitation proceeding by the Issuer or any of its subsidiaries, regardless of granting of debt rehabilitation proceeding by relevant court or, further, filing of motion for voluntary bankruptcy by the Issuer; (vi) filing of instrument protest against the Issuer, in the local or international market, involving a sole or total amount exceeding fifty million reais (R$50,000,000.00), unless, within a thirty (30) consecutive day term as of said filing, the Issuer duly evidences that (a) the protest was filed by mistake or bad faith on the part of third parties; (b) the protest was cancelled, or (c) judicial bond was posted; (vii) failure to comply any non-monetary liability by the Issuer provided for herein and not remedied within thirty (30) consecutive business days as of the receipt by the Issuer of written notice sent by the Trustee; (viii) filing of bankruptcy proceeding by third parties against the Issuer and not suppressed by the latter within thirty (30) consecutive business days; (ix) non-compliance with monetary liabilities by the Debentures’ holders on the dates provided for herein and not remedied within two (2) business days as of the original due date; (x) payment of dividends or interest on own capital by the Issuer, if the latter does not comply with its monetary liabilities described herein or indexes and limits established in item (l) below; (xi) non-compliance with any decision or legal final and unappealable decision not favorable to the Issuer involving an amount equal or exceeding fifty million reais (R$50,000,000,.00),or the equivalent amount thereof expressed in other currencies within a thirty (30) business days as of the payment date; (xii) non-observance on the part of the Issuer, for two(2) subsequent quarters, of the following financial indexes and limits calculated by the Trustee according to the financial information related to the last twelve (12) months as of the end of each quarter, within fifteen (15) days as of the disclosure of the respective Issuer’s financial statements to the CVM, until the full payment of amounts due in view of the Debentures: (a) ratio between the Issuer’s Net Debt and the Issuer’s EBITDA lower than or equal to 3.75 times. For the purposes of this item (i), “Net Debt” shall mean the total onerous debt less the Issuer’s available funds and financial investments. This calculation does not include the debt vis-à-vis Fundação Cesp (“Funcesp”), Extraordinary Tarif Recovery (“RTE”) and the Offsetting and Cost Variation Account of Installment “A” - (CVA) “A” – Joint Ministerial Ordinance 116 (postponement of offsetting of amounts variation of Installment A from April 8, 2003 to April 7, 2004) (“CVA”), and the Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) of the Issuer shall mean the income earned by the Issuer before deduction of interest, taxes, amortization and depreciation within twelve (12) months before the end of each quarter.

Such calculation does not include incomes actually earned in view of the RTE and CVA and the amortization of such expenses; and (b) the ratio between the Issuer’s EBITDA and the Issuer’s Financial Result higher than or equal to 2.25 times. For the purposes of this item (ii), Issuer’s “Financial Result” shall mean the difference between the financial income and the financial expenses ascertained within twelve (12) months before the end of each quarter, of which, for purpose of ascertainment of financial commitments, the interest on own capital shall be excluded. If the Financial Result is negative it shall be ascertained on a modular basis and, should it be positive, it shall not be considered for calculation purposes. The interest actually paid and/or provisioned for RTE, CVA, Funcesp shall not be considered, as well as the exchange and monetary variations of debts and cash and, finally, the expenses arising out of provisions (which do not adversely affect the Issuer’s cash flow, but only the accounting record); (xiii) transformation of the Issuer into a limited liability company; or (xiv) loss or cancellation, for any reason, of the concessions of one or more of its subsidiaries. 2.21.1.1. The events set forth in sub-items (f), (g), (h), (i) and (k) above shall be deemed as early maturity events for the purposes hereof, thus entailing the adopting of the proceeding provided for in items 2.21.2. and 2.21.3. below, after expiration of the thirty (30) day term or, specifically for this item (i), two (2) days term set forth therein. 2.21.1.2. The amount of fifty million reais (R$50,000,000.00) provided in items (a), (f) and (k) shall be adjusted according to accrued variation of the General Market Price Index - IGP-M disclosed by Getúlio Vargas Foundation (“IGP-M”). 2.21.1.3. The references to “control” mentioned in item 2.21.1 and sub-items thereof shall have the same meaning set forth in article 116 of the Brazilian Corporate Law. 2.21.2. For the purposes hereof, “Early Maturity Date” shall be one of the following dates: (i) if any of the events mentioned in items (a), (b), (c), (e), (h), (i), (k) and/or (m) of item 2.21.1 above occurs, the early maturity date of the Debentures shall be the date when the Trustee becomes aware of the fact and promptly state the early maturity of the Debentures, with due regard for item 2.21.1.1. , by means of notice sent to the Issuer, pursuant to Clause 9 below; and (ii) in the case of occurrence of the events provided for in items (d), (f), (g), (j), (l) and/or (n) of item 2.21.1. above, the early maturity date shall be date of the Debenture Holders’ General Meeting dealt with in item 2.21.3. below, if such General Meeting approves the early maturity of the Debentures. 2.21.3. The occurrence of any of the events mentioned in items (a), (b), (c), (e), (h), (i), (k) and/or (m) of item 2.21.1. above shall entail the early maturity of the Debentures, with due regard for item 2.21.1.1 .. In the case of occurrence of the events provided for in items (d), (f), (g), (j), (l) and/or (n) of item 2.21.1. above, the Trustee shall call, within five (5) business days as of the date when it become aware thereof, Debenture Holder’s General Meeting to resolve on any statement of early maturity of Debentures. The Debenture Holder’s General Meeting mentioned herein shall be held within fifteen (15) consecutive days as of the publication of the first call notice, or within eight (8) consecutive days as of the publication of the second call notice, as applicable, and, in the event of second call notice, the respective call notice shall be published on the first business day subsequent to the date established for the Debenture Holder’s General Meetings pursuant to the first call notice. 2.21.4. At the Debenture Holders’ General Meeting provided for in item 2.21.3. above, if instated, with due regard for the quorum established in Clause 7 hereof, the Debenture Holders may opt, by resolution taken by Debenture Holders representing at least seventy-five percent (75%) of the Outstanding Debentures, for not stating that the Debentures are early matured. 2.21.5. Should the Debentures be deemed early matured by the Trustee, the Issuer will undertake to pay the Unit Face Value of the outstanding Debentures plus the Remuneration calculated on a pro rata basis, as of the Issue Date or the last Remuneration Payment Date until the Early Maturity Date and any other amounts to be payable by the Issue hereunder, within five (5) business days as of the Early Maturity Date, by written communication to be sent by the Trustee to the Issuer through letter against receipt sent to the address mentioned in Clause 9 of the Issue Instrument, under penalty of establishing of Trustee’s obligation to pay default charges provided for in item 2.19. above.
2.22. Extension of Terms: The terms for payment of any liability shall be deemed extended until the first subsequent business day, if the due date falls on a day that is not a business or a banking day in the City of São Paulo, without any imposition of fines over the amounts to be paid, unless for the cases in which the payments are made by the CETIP or the CBLC and if payment date falls on a national holiday, Saturday or Sunday it shall be postponed.
2.23. Payment Place: The payments arising out of the Debentures shall be made according to the procedures adopted by the CETIP and/or the CBLC. The Debentures not in custody in the CETIP and/or CBLC shall be paid at the Agent Bank.
2.24. Offering Target Public: The Offering Target Public shall be institutional or qualified investors, as provided for in article 109 of Rule 409 of August 18, 2004 (Rule CVM 409) however, other non-qualified investors, investment funds, legal entities or individuals, whether Coordinators’ clients or not, may be included.
2.25. Non-Conformity Statement: The Debentures subject matter of the Offering are not adequate for investors requiring full liquidity in its securities, as the secondary market for debenture trading is restricted.
2.26. Debenture Holders’ Immunity: If any Debenture Holder enjoys any kind of immunity or tax exemption, the latter shall sent, within ten (10) business days before receiving the amount arising out of the Debentures, documents evidencing such immunity or tax exemption, under penalty of discounting amounts due pursuant to prevailing law from the remuneration.
2.27. Publicity: All acts and decision arising from the Issue involving, in any way, Debenture Holder’s interest shall be disclosed in Newspapers in which the Issuer publishes its corporate information, in the Official Gazette of the State of São Paulo, as well as in Valor Econômico Newspaper and the Issuer shall communicate the publication thereof to the Trustee.
2.28. Risk Rating: The Issuer contracted Standard & Poor’s to prepare the summary of the risk rating thereof.

2.29. Issue Limit: The Issue complies with the limit provided for in the main section of article 60 of the Brazilian Corporate Law, as the total amount of the Debentures issued did not exceed the Issuer’s capital stock on June 30, 2007, amounting to four billion seven hundred thirty-four million seven hundred ninety thousand reais (R$4,734,790,000.00) .
2.30. Debenture Holder’s Meeting and Resolution Quorum: The Debentures’ holders, at any time, may meet at General Meeting, pursuant to article 71 of the Brazilian Corporate Law to resolve on matter of Debenture Holders’ interest. The Debenture Holder’s General Meeting may be called by the Trustee, the Issuer, Debenture Holders representing at least ten percent (10%) of the outstanding Debentures or by the CVM. The Debenture Holders’ General Meeting shall be governed, as applicable, by the Brazilian Corporate Law’s provisions establishing the shareholders’ general meetings. The Debenture Holders’ General Meeting shall be called, at first call, upon attendance of the Debenture Holders representing at least a half of the outstanding Debentures and, at second call, upon fulfillment of any quorum requirement. Each Debenture shall entitle its holder to one vote at the Debenture Holders General Meeting, the appointment of proxies is allowed, whether Debenture Holders or not. For fulfillment of instatement quorum and/or resolution provided for in Clause 7, “Outstanding Debentures” shall mean all Outstanding Debentures in the market, except for the Debentures that the Issuer may keep in the treasury or held by its holding or associated companies, as well as the respective officers or directors and the respective spouses thereof. For the purposes of establishing the resolution quorum, the blank votes shall not be computed. The Issuer’s legal representatives may attend the Debentures’ Holders General Meeting. The Trustee may attend the Debentures’ Holders Meeting and provide the Debenture Holders with the information requested. The Chairman of the Debenture Holders’ General Meeting shall be elected by the Debentures’ Holders or appointed by the CVM. The alterations of the (i) Remuneration and Payment Dates of the Debentures, (ii) within the due term of the Debentures and/or (iii) in the event of early maturity provided for in item 2.21. above, unless the event dealt with in item 2.21.4. above is approved at the first call of the Debenture Holders’ Meetings or any subsequent call thereof by Debenture Holders representing ninety percent (90%) of the Outstanding Debentures. As per item 2.12, a new Selic Rate for the Debentures shall be established upon approval of Debenture Holder representing at least seventy-five percent (75%) of the Debentures.
2.31. Distribution System: The Coordinators shall carry out the public distribution of the Debentures under the firm distribution commitment, with severability among the Coordinators and on a non-accrual basis, ratably as follows:

Coordinators Maximum Volume in firm commitment		Percentage
Citibank	R$225,000,000.00	50.00%
BB-BI	R$225,000,000.00	50.00%
Total	R$450,000,000.00	100.00%

If, at the end of the Placement Term mentioned above, the total Debentures subject matter of the firm distribution commitment is not distributed to investors, the Coordinators shall undertake to subscribe all Debentures not placed, with due regard for the proportion mentioned.

3. REPRESENTATIONS
3.1. Pursuant to applicable regulation, the Issuer is liable for the accurateness of the information contained herein, as well as those to be provided to the market upon registration and public distribution of the Debentures and hereby represents that such information is true, correct, consistent and sufficient, as per representation provided by the Issuer pursuant to article 56 of CVM Rule 400 of December 29, 2003 (“CVM Rule 400/03”), executed by Chief Executive Officer, Mr. Wilson P. Ferreira Júnior and its Vice Strategic and Regulation C.E.O, Mr. Reni Antonio da Silva. 3.2. The Lead Manager hereby represents that he obtained all certificates and acted according to the standards to secure that all information then provided to the market upon registration and public distribution of Debentures is true, consistent, correct and sufficient, pursuant to representation provided by the Lead Manager under article 56 of Rule CVM 400/03, which was executed by the Vice C.E.O, Mr. Gilberto Caldart and its statutory officer, Mr. Ricardo John Arroyo.

4. PLACES FOR ACQUISITION OF DEBENTURES
The parties interested in acquiring the Debentures shall contact the Offering Coordinators in the following addresses:

BANCO CITIBANK S.A.
Avenida Paulista, nº 1.111, 2º andar - parte, 01311-920, São Paulo - SP
Attn.: Sr. Hamilton Agle
Phone: (11) 4009-3012 - Fax: (11) 4009-7558
E-mail: hamilton.agle@citi.com

BB BANCO DE INVESTIMENTO S.A.
Rua Senador Dantas, nº 105, 36º andar - 20031-923, Rio de Janeiro - RJ
Attn.: Sr. Gustavo Henrique Santos de Sousa Mr. Paulo Francisco Laranjeira Júnior
Phone: (21) 3808-3625 - Fax: (21) 3808-3239
E-mail: gustavosousa@bb.com.br/paulolaranjeira@bb.com.br

5. AGENT BANK AND CUSTODIAN OF THE DEBENTURES
BANCO BRADESCO S.A.
Cidade de Deus - Prédio Amarelo - 2º andar, Osasco - Brasil
Attn.: Sr. José Donizetti de Oliveira
Phone: (11) 3684-5133 - Fax: (11) 3684-2714
E-mail: bradescocustodia@bradesco.com.br

6. OTHER INFORMATION

6.1. For further information on the Offering and the Debentures, as well as to obtain the Prospectus, please contact the Coordinators’ addresses mentioned in item 4 above, or, further, the CVM, only for consultation purposes, or the Issuer’s headquarters, in the following addresses:

•	COMISSÃO DE VALORES MOBILIÁRIOS - CVM - Rio de Janeiro - RJ
Rua Sete de Setembro, nº 111, 5º andar, Rio de Janeiro - RJ
www.cvm.gov.br

•	COMISSÃO DE VALORES MOBILIÁRIOS - CVM
Rua Sete de Setembro, nº 111, 5º andar, Rio de Janeiro - RJ
Rua Cincinato Braga, nº 340, 2º, 3º e 4º andares, São Paulo – SP

•	Issuers’ Headquarter
CPFL ENERGIA S.A.
Rua Gomes de Carvalho, nº 1.510, 14º andar, cj. 1.402 - 04547-005,
São Paulo - SP
Attn.: Sr. José Antonio de Almeida Filippo
Investors Relations Officer
Phone: (19) 3756-8704 - Fax: (19) 3756-8777
E-mail: jfilippo@cpfl.com.br

Offering Start: as of the publication hereof, that is, October 29, 2007.

Offering Registration: The Issue was previously submitted to the CVM and registered on October 25, 2007 under No. CVM/SRE/DEB/2007/042.

This prospect is electronically available for consultation and copy at the website address (a) of the Issuer; (www.cpfl.com.br); (b) of the Coordinators at (www.citibank.com.br and www.bb.com.br); (c) of the CVM (www.cvm.gov.br); (d) of the CETIP (www.cetip.com.br); and (e) of the BOVESPA (www.bovespa.com.br).

“The registration hereof in the CVM seeks to secure the Access to information to be provided by the issuer, at subscribers’ request, in the place mentioned herein, thus not implying, on the part of the CVM, any kind of guarantee of the accurateness thereof, nor judgment of the Issuer’s quality or the Debentures to be distributed.”

“This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered in the 4th Office of Registration of Securities and Documents of the County of São Paulo, State of São Paulo, under no. 4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and any responsibility for the referred information, for the quality of the issuer and/or offerers, of the participant institutions and of the securities purpose of the public offering/program, is not incumbent upon ANBID.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.